MYTRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 ISA

t +44 (0) 1706 742000
www.mytravelgroup.com

RECEIVED
2007 FEB 12 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

7 February 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

07020989

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 7th of February 2007, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

PROCESSED
FEB 1 5 2007
THOMSON
FINANCIAL

Enclosures

dlw 2/14

part of MYTRAVEL group

citigroup

RECEIVED

2007 FEB 12 P 12:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Transaction Control
1 Calton Square
2nd Floor, Greenside
Edinburgh
EH1 3AJ

Fax: 0131 524 2920
Tel: (0131) 524 2829
E-mail: transaction.control@citigroup.com

Company Secretary
MyTravel Group Plc
Fax: (01706) 742 650

2 February, 2007

Dear Sir / Madam

MyTravel Group Plc Ord GBP0.3 shares

In terms of Part VI of the Companies Act 1985 (as amended), I have to inform you on behalf of Standard Life Investments that on 01/02/2007, Standard Life Investments acquired 4,490 shares on behalf of Standard Life Group, this increased the total held as a **notifiable** interest (including material and non-material interests) to 64,659,852 shares being 14.022% of the issued stock of that class.

No. of shares held	Registered Name
64,659,852	Vidacos Nominees

Please acknowledge safe receipt of this notice by endorsing a copy of this letter with the date of receipt and return the copy to us at the above address or by fax to (0131) 524 2920.

Yours sincerely

Transaction Control

Received Time 2. Feb. 19:17

TOTAL P.01

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Standard Life Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Standard Life Group

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5. Number of shares / amount of stock acquired

4,490 shares

6. Percentage of issued class

0.001%

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p ordinary shares

10. Date of transaction

01 February 2007

11. Date company informed

6 February 2007

12. Total holding following this notification

64,659,852

13. Total percentage holding of issued class following this notification

14.02%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

7 February 2007